Exhibit 99.3

JANUARY 27, 2016

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgments and estimates necessary to prepare the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company maintains systems of internal controls, which are designed to provide reasonable assurance that accounting records are reliable and to safeguard the Company’s assets. Management is required to certify as to the design and operating effectiveness of internal controls over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and Management’s Discussion and Analysis, considers the report of the external auditors, assesses the adequacy of the internal controls of the Company, approves the services provided by the external auditors, examines the fees and expenses for audit services, and recommends to the Board the independent auditors for appointment by the shareholders. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

January 27, 2016

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

KPMG LLP
Bay Adelaide Centre	Telephone	(416)777-8500
333 Bay Street Suite 4600	Fax	(416)777-8818
Toronto ON M5H 2S5	Internet	www.kpmg.ca
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Norbord Inc.

We have audited the accompanying consolidated financial statements of Norbord Inc., which comprise the consolidated balance sheets as at December 31, 2015, December 31, 2014 and January 1, 2014, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2015 and December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Norbord Inc. as at December 31, 2015, December 31, 2014, and January 1, 2014 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to notes 2(b) and 21 to the consolidated financial statements, which explain that the comparative figures as at December 31, 2014 and January 1, 2014, and for the year ended December 31, 2014 have been restated to give retrospective effect to the common control merger of Norbord Inc. and Ainsworth Lumber Co. Ltd. as if they had always been combined.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

January 27, 2016

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.
3

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2015	Dec 31, 2014 (notes 2(b) and 21(a))	Jan 1, 2014 (notes 2(b) and 21(a))
Assets
Current assets
Cash and cash equivalents		$9	$92	$327
Accounts receivable	3	135	126	143
Tax receivable		—	2	10
Inventory	4	181	187	172
Prepaids		10	11	9

		335	418	661

Non-current assets
Property, plant and equipment	5	1,260	1,341	1,388
Deferred income tax assets	12	5	7	2
Other assets	6	33	36	43

		1,298	1,384	1,433

		$1,633	$1,802	$2,094

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$201	$218	$246
Current portion of long-term debt	7	—	—	9

		201	218	255

Non-current liabilities
Long-term debt	7	745	748	746
Other long-term debt	3	30	—	—
Other liabilities	8,9	31	47	40
Deferred income tax liabilities	12	107	130	174

		913	925	960

Shareholders’ equity	13	519	659	879

		$1,633	$1,802	$2,094

(See accompanying notes)

Commitments and Contingencies (note 18)

On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
J. PETER GORDON	PETER C. WIJNBERGEN
Chair	President and Chief Executive Officer

Consolidated Statements of Earnings

Years ended December 31 (US $ millions, except per share information)	Note	2015	2014 (notes 2(b) and 21(b))
Sales		$1,509	$1,601
Cost of sales	10	(1,376)	(1,472)
General and administrative expenses	10	(16)	(14)
Depreciation and amortization	5	(86)	(85)

Operating income		31	30

Non-operating (expense) income:
Finance costs	11	(55)	(53)
Foreign exchange loss on Ainsworth Notes		(28)	(28)
Costs on early debt extinguishment	7	(25)	—
Gain (loss) on derivative financial instrument on Ainsworth Notes	17	4	(11)
Merger transaction costs	1	(8)	(10)
Severance costs related to Merger		(2)	—
Costs related to terminated LP acquisition	21(f)(iii)	—	(2)

Loss before income tax		(83)	(74)
Income tax recovery	12	27	35

Loss		$(56)	$(39)

Loss per common share
Basic and Diluted	14	$(0.66)	$(0.46)

(See accompanying notes)

Consolidated Statements of Comprehensive Income

Years ended December 31 (US $ millions)	Note	2015	2014 (notes 2(b) and 21(c))
Loss		$(56)	$(39)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings: Actuarial gain (loss) on post-employment obligation	9, 12	4	(12)
Items that may be reclassified subsequently to earnings: Foreign currency translation loss on foreign operations	12	(52)	(55)

Other comprehensive loss, net of tax		(48)	(67)

Comprehensive loss		$(104)	$(106)

(See accompanying notes)

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31 (US $ millions)	Note	2015	2014 (notes 2(b) and 21(d))
Share capital
Balance, beginning of year		$1,331	$1,330
Issue of common shares upon exercise of options and
Dividend Reinvestment Plan	13	3	1

Balance, end of year		$1,334	$1,331

Merger reserve
Balance, beginning and end of year		$(96)	$(96)

Contributed surplus
Balance, beginning of year		$9	$8
Stock-based compensation	13	1	1

Balance, end of year		$10	$9

Retained deficit
Balance, beginning of year		$(463)	$(308)
Loss		(56)	(39)
Common share dividends		(40)	(116)

Balance, end of year(i)		$(559)	$(463)

Accumulated other comprehensive loss
Balance, beginning of year		$(122)	$(55)
Other comprehensive loss		(48)	(67)

Balance, end of year	13	$(170)	$(122)

Shareholders’ equity		$519	$659

(See accompanying notes)

(i)	Retained earnings comprised of:

Deficit arising on cashless exercise of warrants in 2013 (note 13)	$(263)	$(263)
All other retained earnings	(296)	(200)

	$(559)	$(463)

Consolidated Statements of Cash Flows

Years ended December 31 (US $ millions)	Note	2015	2014 (note 21(e))
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$(56)	$(39)
Items not affecting cash:
Depreciation and amortization		86	85
Deferred income tax	12	(25)	(39)
(Gain) loss on derivative financial instrument on Ainsworth Notes	17	(4)	11
Foreign exchange loss on Ainsworth Notes		28	28
Other items	15	14	(2)

		43	44
Net change in non-cash operating working capital balances	15	(21)	(37)
Net change in tax receivable		2	9

		24	16

Investing activities
Investment in property, plant and equipment		(59)	(107)
Investment in intangible assets		(9)	(6)

		(68)	(113)

Financing activities
Common share dividends paid		(40)	(115)
Issuance of debt	7	315	—
Debt issue costs	7	(6)	(1)
Repayment of debt	7	(315)	—
Premium on early debt extinguishment of Ainsworth Notes	7	(13)	—
Accounts receivable securitization drawings, net	3	30	—
Repayment of equipment financing loans		—	(9)
Issue of common shares	13	2	—

		(27)	(125)

Foreign exchange revaluation on cash and cash equivalents held		(12)	(13)

Cash and cash equivalents
Decrease during year		(83)	(235)
Balance, beginning of year		92	327

Balance, end of year	15	$9	$92

(See accompanying notes, including note 15 for supplemental cash flow information)

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) under the symbol NBD. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction (the Merger). Under the terms of the transaction, Ainsworth shareholders received 0.1321 of a share of the Company for each Ainsworth share held pursuant to a plan of arrangement under the British Columbia Business Corporations Act. Based on the number of Ainsworth common shares outstanding as at March 31, 2015, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth became a wholly-owned subsidiary of Norbord and Ainsworth’s shares were delisted from the TSX on April 2, 2015.

Prior to the completion of the Merger, Brookfield controlled approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively. Brookfield now controls approximately 53% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations of the International Financial Reporting Interpretations Committee. These financial statements were authorized for issuance by the Board of Directors of the Company on January 27, 2016.

(b)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries and the Company has elected a policy to retrospectively combine the financial statements of the Company and Ainsworth as if they had always been combined; see note 21 for reconciliations of restated prior period financial statement figures.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 17).

(d)	Functional and Presentation Currency

The US dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

(e)	Foreign Currency Translation

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities of the Company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings. Gains or losses on transactions that hedge these items are also included in earnings. Revenue and expenses are measured at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from monetary assets or liabilities in a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (OCI).

(f)	New Accounting Policies

Prior to the Merger, the accounting policies of the Company and Ainsworth were consistent, however the following policies were adopted post-Merger:

(i)	Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3 Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(ii)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized on a straight line basis over the life of the agreement or based on the volume of timber harvested. Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment as described in Note 2(i) below.

(iii)	Reforestation Obligations

For certain operations, timber is harvested under various licenses issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

(g)	Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, and investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.

(h)	Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(i)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production basis. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 10 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs to sell and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

(j)	Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and their final five years’ or career average salary. The plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses are recognized immediately through OCI.

(k)	Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

The fair values of the Company’s derivative financial instruments are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments is based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

(l)	Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying value of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

(m)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax expense (recovery) is recorded.

(n)	Share-Based Payments

The Company issues share-based awards to certain employees in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

(o)	Revenue Recognition

Sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(p)	Impairment of Non-Derivative Financial Assets

Financial assets not classified at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

(q)	Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;

Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(r)	Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

A.	Judgements

Information about management’s judgment made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or OCI will be affected.

B.	Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2015 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment and Intangible Assets

When determining the value in use of property, plant and equipment and intangible assets during impairment testing, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Reforestation Obligation

Timber is harvested under various licenses issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgments and assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(s)	Future Changes in Accounting Policies

(i)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year ending December 31, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(ii)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date from January 1, 2017 to January 1, 2018 and will be effective for the year ending December 31, 2018. The Company is currently assessing the impact of IFRS 15 on its financial statements.

(iii)	Leases

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (IFRS 16) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ending December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently assessing the impact of IFRS 16 on its financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has an accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. In April 2015, the program commitment limit was increased from $100 million to $125 million following the Merger. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At year-end, Norbord had transferred but continued to recognize $122 million (December 31, 2014 – $102 million; January 1, 2014 – $113 million) in trade accounts receivable, and Norbord recorded drawings of $30 million as Other long-term debt (December 31, 2014 and January 1, 2014 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as Other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 16). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs.

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at January 27, 2016, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Raw materials	$52	$59	$53
Finished goods	65	68	64
Operating and maintenance supplies	64	60	55

	$181	$187	$172

At year-end, the provision to reflect inventories at the lower of cost and net realizable value was less than $1 million (December 31, 2014 – $2 million and January 1, 2014 – $1 million).

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
January 1, 2014	$12	$331	$1,249	$108	$1,700
Additions	—	—	33	66	99
Disposals	—	—	(8)	—	(8)
Transfers	—	8	74	(82)	—
Effect of foreign exchange	—	(18)	(50)	(8)	(76)

December 31, 2014	12	321	1,298	84	1,715
Additions	—	—	—	61	61
Disposals	—	—	(5)	—	(5)
Transfers	—	1	46	(47)	—
Effect of foreign exchange	—	(22)	(63)	(3)	(88)

December 31, 2015	$12	$300	$1,276	$95	$1,683

Accumulated depreciation
January 1, 2014	—	65	247	—	312
Depreciation	—	15	70	—	85
Disposals	—	—	(6)	—	(6)
Effect of foreign exchange	—	(5)	(12)	—	(17)

December 31, 2014	—	75	299	—	374
Depreciation	—	16	70	—	86
Disposals	—	—	(4)	—	(4)
Effect of foreign exchange	—	(6)	(27)	—	(33)

December 31, 2015	$—	$85	$338	$—	$423

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Net
January 1, 2014	$12	$266	$1,002	$108	$1,388
December 31, 2014	12	246	999	84	1,341
December 31, 2015	12	215	938	95	1,260

In 2015, less than $1 million in interest costs (2014 – $1 million) were capitalized and included as part of the cost of qualifying assets.

NOTE 6. OTHER ASSETS

(US $ millions)	Note	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Intangible assets		$18	$11	$7
Investment tax credit receivable		13	15	16
Derivative financial asset	17	—	7	18
Other		2	3	2

		$33	$36	$43

NOTE 7. LONG-TERM DEBT

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Principal value
7.7% senior secured notes due 2017	$200	$200	$200
5.375% senior secured notes due 2020	240	240	240
6.25% senior secured notes due 2023	315	—	—
7.5% senior secured notes due 2017	—	315	315
Equipment financing loans	—	—	9

	755	755	764
Debt issue costs	(10)	(7)	(9)

Less: Current portion	—	—	(9)

	$745	$748	$746

Maturities of long-term debt are as follows:

(US $ millions)	2016	2017	2018	2019	2020	Thereafter	Total
Maturities of long-term debt	$—	$200	$—	$—	$240	$315	$755

As at December 31, 2015, the effective interest rate on the Company’s debt-related obligations was 6.2% (2014 – 6.9%).

Senior Secured Notes Due 2017

The Company’s senior secured notes due in 2017 bear a fixed interest rate that varies with the changes in the Company’s credit ratings. In 2015 and 2014, the interest rate was 7.70%. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2020

The Company’s senior secured notes due in 2020 bear a fixed interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2023

On April 16, 2015, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred on the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2020 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the Ainsworth $315 million senior secured notes due 2017 (Ainsworth Notes) that were assumed upon closing of the Merger (see note 1). As a result of the early redemption, a premium of $13 million was paid, a $1 million charge related to net unamortized debt issue costs was recorded and an $11 million charge to extinguish the related derivative financial instrument was recognized (see note 17).

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. In April 2015, the revolving bank lines were renewed and the maturity date for $225 million of the total aggregate commitment was extended from May 2016 to May 2018 and the remaining $20 million commitment matures in May 2016. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017, 2020 and 2023 senior secured notes.

At year-end, none of the revolving bank lines were drawn as cash, $5 million (2014 – $3 million) was utilized for letters of credit and $240 million (2014 – $242 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $450 million (increased from $250 million effective April 2015 as a result of the Merger) and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at year-end.

Debt Issue Costs

In 2015, debt issue costs of $6 million were incurred on the issuance of the 2023 senior notes and on the renewal of the revolving bank lines. Amortization expense related to debt issue costs for 2015 was $2 million (2014 – $1 million).

NOTE 8. OTHER LIABILITIES

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Defined benefit pension obligation	$23	$34	$26
Accrued employee benefits	5	9	10
Reforestation obligation	3	3	4
Other	—	1	—

	$31	$47	$40

NOTE 9. EMPLOYEE BENEFIT PLANS

Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.

Information about Norbord’s defined benefit pension obligation and assets is as follows:

(US $ millions)	2015	2014
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$164	$149
Current service cost	3	3
Interest on accrued benefit obligation	6	7
Benefits paid	(8)	(8)
Net actuarial loss arising from changes to:
Demographic assumptions	1	4
Financial assumptions	—	19
Experience adjustments	(1)	3
Foreign currency exchange rate impact	(25)	(13)

Accrued benefit obligation, end of year(1)	$140	$164

Change in plan assets during the year
Plan assets, beginning of year	$130	$123
Interest income	5	6
Remeasurement gains:
Return on plan assets (excluding interest income)	(1)	6
Employer contributions	12	13
Benefits paid	(8)	(8)
Administrative expenses and taxes	(1)	(1)
Foreign currency exchange rate impact	(20)	(9)

Plan assets, end of year(1)	$117	$130

Funded status
Accrued benefit obligation	$140	$164
Plan assets	(117)	(130)

Accrued benefit obligation in excess of plan assets	$23	$34

(1)	All plans have accrued benefit obligations in excess of plan assets.

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2015	2014
Current service cost	$3	$3
Interest cost	1	1
Administrative expense	1	1

Net periodic pension expense	$5	$5

The significant weighted average actuarial assumptions are as follows:

	2015	2014
Used in calculation of accrued benefit obligation, end of year
Discount rate	4.0%	3.9%
Rate of compensation increase	3.0%	3.0%
Used in calculation of net periodic pension expense for the year
Discount rate	3.9%	4.8%
Rate of compensation increase	3.0%	3.0%

The impact of a change to the significant actuarial assumptions on the accrued benefit obligation as at December 31, 2015 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(10)	$11
Compensation rate (1.0% change)	5	(5)
Future life expectancy (1 year movement)	3	(3)
Retirement age (1 year movement)	(2)	2

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2015	Dec 31, 2014
Asset category
Equity investments	53%	54%
Fixed income investments	41%	41%
Cash	6%	5%

Total assets	100%	100%

Cost of sales includes $10 million (2014 – $11 million) related to contributions to Norbord’s defined contribution pension plans.

NOTE 10. EMPLOYEE BENEFITS

Included in Cost of sales and General and administrative expenses are the following:

(US $ millions)	Dec 31, 2015	Dec 31, 2014
Short-term employee benefits	$161	$172
Long-term employee benefits	26	26
Share-based payments	3	3

	$190	$201

NOTE 11. FINANCE COSTS

The components of finance costs were as follows:

(US $ millions)	2015	2014
Interest on long-term debt(1)	$49	$51
Interest on other long-term debt	1	—
Amortization of debt issue costs	2	1
Revolving bank lines fees and other	2	—

	54	52
Net interest expense on net pension obligation	1	1

Total finance costs	$55	$53

(1)	Net of capitalized interest of less than $1 million and $1 million, respectively (note 5).

NOTE 12. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The source of deferred income tax balances is as follows:

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Property, plant and equipment, differences in basis	$(265)	$(261)	$(270)
Benefit of tax loss carryforwards	149	128	85
Other differences in basis	14	10	13

Net deferred income taxes liabilities	$(102)	$(123)	$(172)

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Deferred income tax assets	$5	$7	$2
Deferred income tax liabilities	(107)	(130)	(174)

Net deferred income taxes liabilities	$(102)	$(123)	$(172)

As at December 31, 2015, the Company had the following approximate tax attributes available to carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
Belgium	€33	Indefinite
Canada - non-capital loss	CAD $483	2035
Canada - capital loss	CAD $286	Indefinite
United States	US $186	2035

The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable. Certain deferred tax benefits relating to the above attributes have been included in deferred income taxes in the consolidated financial statements. At each balance sheet date, the Company assesses its deferred income tax assets and recognizes the amounts that, in the judgement of management, are probable to be utilized. During the year, the Company has not recognized $13 million in net deferred tax assets (2014 – $8 million in net deferred assets recognized) relating to prior years’ losses and temporary differences. The Company also recognized $4 net deferred tax liabilities (2014 – $4 million net deferred tax assets) related to items which were recorded in OCI.

The expiry date, if applicable, of the unrecognized deferred tax assets is as follows:

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
2018 - 2034	$11	$12	$19
Do not expire	43	39	36

Total	$54	$51	$55

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2015 is $526 million (December 31, 2014 – $543 million).

Income tax recovery recognized in the statement of earnings comprises the following:

(US $ millions)	2015	2014
Current income tax	$(2)	$4
Deferred income tax	(25)	(39)

Income tax recovery	$(27)	$(35)

Income tax recovery is calculated as follows:

(US $ millions)	2015	2014
Loss before income tax	$(83)	$(74)

Income tax recovery at combined Canadian federal and provincial statutory rate of 26% (2014 – 27%)	(21)	(20)
Effect of:
Rate differences on foreign activities	(16)	(16)
Non-recognition (recognition) of the benefit of prior years’ tax losses and other deferred tax assets	13	(8)
Non-recognition of deferred tax assets relating to foreign exchange gain	5	5
Current income tax (recovery) expense not previously recognized	(8)	1
Other	—	3

Income tax recovery	$(27)	$(35)

Income tax recovery (expense) recognized in the statement of comprehensive income comprises the following:

(US $ millions)	2015	2014
Actuarial gain (loss) on post-employment obligation	$4	$(16)
Tax	—	4

Net of tax	$4	$(12)

Foreign currency translation loss on foreign operations	$(48)	$(55)
Tax	(4)	—

Net of tax	$(52)	$(55)

NOTE 13. SHAREHOLDERS’ EQUITY

Share Capital

	2015		2014(1)
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	53.5	$662	53.4	$661
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.1	3	0.1	1
Issue of common shares upon closing of Merger	31.8	669	—	—

Common shares outstanding, end of year	85.4	$1,334	53.5	$662

(1)	Not restated for effects of the Merger. See note 21(d) for restated amounts.

As at December 31, 2015, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Contributed Surplus

Contributed surplus at December 31, 2015 comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Stock Options

	2015		2014
	Options (millions)	Weighted Average Exercise Price (CAD $)	Options (millions)	Weighted Average Exercise Price (CAD $)
Balance, beginning of year	1.6	$26.81	1.4	$26.89
Options granted	0.5	27.21	0.2	30.41
Options converted upon closing of Merger	0.4	17.53	—	—
Options exercised	(0.2)	16.73	—	—

Balance, end of year	2.3	$24.79	1.6	$26.81

Exercisable at year-end	1.3	$25.72	0.8	$35.03

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, 0.5 million stock options were granted (2014 – 0.2 million) and stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2014 – $1 million).

The table below outlines the significant assumptions used during the period to estimate the fair value of options granted:

	2015	2014
Risk-free interest rate	0.7%	1.4%
Expected volatility	30%	30%
Dividend yield	2.5%	7.9%
Expected option life (years)	5	5
Share price (in Canadian dollars)	$27.05	$30.41

Exercise price (in Canadian dollars)	$27.21	$30.41

Weighted average fair value per option granted (in Canadian dollars)	$3.96	$2.32

Upon closing of the Merger, each outstanding Ainsworth stock option was exchanged for a replacement option to acquire a number of Norbord common shares using the exchange ratio as provided in the plan of arrangement. All such replacement options vested immediately upon closing of the Merger. Otherwise all terms and conditions of a replacement option, including the terms of expiry, conditions to and manner of exercising, are the same as the Ainsworth stock options immediately prior to the closing of the Merger. As a result, 0.4 million replacement options were issued in exchange for the outstanding Ainsworth stock options.

In 2015, 0.2 million common shares were issued as a result of options exercised under the stock option plan for total proceeds of $2 million (2014 – no stock options were exercised).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the balances of stock options outstanding at December 31, 2015:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (CAD $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD $)	Options	Weighted Average Exercise Price (CAD $)
$6.50-$10.00	534,736	5.44	$9.36	334,736	$9.01
$10.01-$15.00	392,066	5.08	14.42	315,066	14.29
$15.01-$20.00	220,630	4.24	17.96	220,630	17.96
$20.01-$25.00	75,860	7.89	21.56	75,860	21.56
$25.01-$30.00	511,326	9.38	27.30	36,326	28.48
$30.01-$35.00	334,472	7.73	30.52	89,488	30.57
$60.90	90,630	2.10	60.90	90,630	60.90
$91.60-$111.30	103,890	0.79	97.87	103,890	97.87

	2,263,610	6.22	$24.79	1,266,626	$25.72

Dividend Reinvestment Plan

During the year, $1 million of dividends were reinvested in common shares (2014 – $1 million).

Merger Reserve

Merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance, and the book value of the Ainsworth common shares exchanged upon closing of the Merger (note 1).

Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	An increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

•	A decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	A decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Foreign currency translation loss on investment in foreign operations, net of tax of $(10) (December 31, 2014 - $(6))	$(130)	$(78)	$(23)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2014 - $3)	(8)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $11 (December 31, 2014 - $11)	(32)	(36)	(24)

Accumulated other comprehensive loss, net of tax	$(170)	$(122)	$(55)

NOTE 14. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2015	2014
Loss available to common shareholders	$(56)	$(39)

Common shares (millions):
Weighted average number of common shares outstanding(1)	85.4	85.2
Stock options(2)	—	—

Diluted number of common shares	85.4	85.2

Loss per common share:
Basic and Diluted	$(0.66)	$(0.46)

(1)	Includes 31.8 million Norbord common shares issued upon closing of the Merger to give effect to the Merger as if it had occurred on January 1, 2014.
(2)	Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options.

NOTE 15. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2015	2014
Cash (used for) provided by:
Accounts receivable	$(16)	$8
Prepaids	1	(2)
Inventory	10	(10)
Accounts payable and accrued liabilities	(16)	(33)

	$(21)	$(37)

Other items comprises:

(US $ millions)	2015	2014
Stock-based compensation	$1	$1
Pension funding greater than expense	(9)	(10)
Cash interest paid less (greater) than interest expense	4	(3)
Accrued capital expenditure	(2)	5
Costs on early debt extinguishment	25	—
Other	(5)	5

	$14	$(2)

Cash interest and income taxes comprises:

(US $ millions)	2015	2014
Cash interest paid	$48	$54
Cash income taxes recovered, net	(4)	(4)

Cash and cash equivalents comprises:

(US $ millions)	Dec 31, 2015	Dec 31, 2014
Cash	$9	$42
Cash equivalents	—	50

	$9	$92

At December 31, 2015, cash and cash equivalents does not include any restricted cash (December 31, 2014 – $2 million; January 1, 2014 – $4 million).

NOTE 16. CAPITAL MANAGEMENT

Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity.

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

NOTE 17. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risk. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

At December 31, 2015, Norbord has economically hedged approximately 14% of its 2016 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 53% of Norbord’s electricity is purchased in regulated markets, and Norbord has hedged approximately 62% of its 2016 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they were normal purchases for the purpose of receipt.

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

Currency Risk

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros

•	Net Canadian dollar-denominated monetary assets and liabilities

•	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

The Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. At year-end, the key performance metrics on the Company’s accounts receivable are in line with prior years. As at December 31, 2015, the provision for doubtful accounts was less than $1 million (December 31, 2014 – less than $1 million).

Under an accounts receivable securitization program, Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2015, Norbord had $30 million in drawings (December 31, 2014 – no drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and issuer and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, Norbord had $9 million in cash and cash equivalents, $95 million undrawn under its accounts receivable securitization program and $240 million in unutilized committed revolving bank lines.

Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

						Payments Due by Year
(US $ millions)	2016	2017	2018	2019	2020	Thereafter	Total
Principal	$—	$230	$—	$—	$240	$315	$785
Interest	50	41	33	33	33	49	239

Long-term debt, including interest	$50	$271	$33	$33	$273	$364	$1,024

Note:	The above table does not include pension and post-employment benefits plan obligations.

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2015		Dec 31, 2014		Jan 1, 2014
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$9	$9	$92	$92	$327	$327
Accounts receivable	Loans and receivables	135	135	126	126	143	143

		$144	$144	$218	$218	$140	$140

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$201	$201	$218	$218	$246	$246
Long-term debt(1)	Other financial liabilities	755	760	755	765	764	784
Other long-term debt	Other financial liabilities	30	30	—	—	—	—
Other liabilities	Other financial liabilities	31	31	47	47	40	40

		$1,017	$1,022	$1,020	$1,030	$1,050	$1,070

(1)	Principal value of Long-term debt

Derivative Financial Instruments

Canadian dollar monetary hedge

At year-end, the Company had a foreign currency forward contract representing a notional amount of CAD $1 million (December 31, 2014 – CAD $9 million and January 1, 2014 – CAD $1 million) in place to buy US dollars and sell Canadian dollars with a maturity of January 2016. The fair value of this contract at year-end is an unrealized gain of less than $1 million; the carrying value of the derivative instrument is equivalent to the unrealized gain at year-end (December 31, 2014 and January 1, 2014 – an unrealized gain of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at year-end. In 2015, realized gains on the Company’s matured hedges were $1 million (2014 –$1 million). A 1% change in the exchange rate would result in a less than $1 million impact.

Euro cash flow hedge

At year-end, the Company had no foreign currency options (December 31, 2014 – €55 million and January 1, 2014 – €100 million) in place to buy Pounds Sterling and sell Euros. The fair value of these contracts at year-end is $nil (December 31, 2014 and January 1, 2014 – less than $1 million). In 2015, realized gains on the Company’s matured hedges were $1 million (2014 – realized loss of less than $1 million).

Embedded Call Option

The Ainsworth Notes originally due in 2017 but extinguished early in April 2015 contained an embedded call option, whereby Ainsworth had the right to repurchase 10% of the original principal of the Ainsworth Notes each year in the first two years, and the right to redeem the Ainsworth Notes subsequently. The derivative financial instrument was recorded at fair value in other assets at issuance of the Ainsworth Notes and was revalued at each reporting period based on the market value of the Ainsworth Notes, the current interest rates and the credit spread. As a result of the redemption of the Ainsworth Notes in April 2015, the derivative financial instrument was extinguished and the remaining carrying value written-off (see note 7). In 2015, $4 million in revaluation gains (2014 – $11 million in revaluation losses) were recognized.

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 18. COMMITMENTS AND CONTINGENCIES

Income Tax

In the normal course of operations, the Company is subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions.

Other

The Company has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss.

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 year	1-5 years	Thereafter	Total
Purchase obligations	$55	$73	$—	$128
Operating leases	4	6	2	12
Reforestation obligations	—	2	1	3

	$59	$81	$3	$143

NOTE 19. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the normal course of business.

Indemnity Commitment

As at December 31, 2015, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. In 2015, the fees for services rendered and the cost of goods purchased were less than $1 million (2014 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2015, net sales of $48 million (2014 – $66 million) were made to Interex. At year-end, $3 million (December 31, 2014 – $2 million and January 1, 2014 – $3 million) due from Interex was included in accounts receivable.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2015	2014
Salaries, incentives and short-term benefits	$2	$4
Share-based awards	1	2

	$3	$6

NOTE 20. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,055	$454	$—	$1,509
EBITDA(1)	95	38	(75)	58
Depreciation and amortization	71	15	—	86
Investment in property, plant and equipment	50	11	—	61
Property, plant and equipment	1,139	121	—	1,260

				2014
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,091	$510	$—	$1,601
EBITDA(1)	82	47	(65)	64
Depreciation and amortization	69	16	—	85
Investment in property, plant and equipment	78	21	—	99
Property, plant and equipment	1,210	131	—	1,341

(1)	EBITDA is a non-IFRS financial measure, which the Company defines as earnings (loss) before finance costs, income tax, and depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

NOTE 21. PRIOR PERIOD COMPARATIVES

As a result of accounting for the Merger as a transaction under common control (see note 2(b)), the prior period comparative amounts have been restated to give effect to the Merger as if the Company and Ainsworth had always been combined. The following tables reconcile the financial statements for all prior periods presented.

(a)	Reconciliation of the consolidated Balance sheets (including Shareholders’ equity) as at December 31, 2014 and January 1, 2014

As at December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Assets
Current assets
Cash and cash equivalents	$25	$76	$65	$2	$92
Restricted cash	—	3	2	(2)	—
Accounts receivable	121	20	18	(13)	126
Tax receivable	4	(3)	(2)	—	2
Inventory	125	69	59	3	187
Prepaids	—	6	5	6	11

	275	171	147	(4)	418

Non-current assets
Property, plant and equipment	800	630	543	(2)	1,341
Deferred income tax assets	29	—	—	(22)	7
Intangible assets	—	6	5	(5)	—
Other assets	—	10	10	26	36

	829	646	558	(3)	1,384

	$1,104	$817	$705	$(7)	$1,802

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$181	$42	$37	$—	$218

Non-current liabilities
Long-term debt	434	364	314	—	748
Accrued pension benefit liability	—	11	10	(10)	—
Reforestation obligation	—	4	3	(3)	—
Liabilities related to discontinued operations	—	3	3	(3)	—
Other liabilities	31	—	—	16	47
Deferred income tax liabilities	99	45	38	(7)	130

	564	427	368	(7)	925

Share capital	662	583	573	96	1,331
Merger reserve	—	—	—	(96)	(96)
Contributed surplus	7	2	2	—	9
Retained earnings	(280)	(237)	(203)	20	(463)
Accumulated other comprehensive income	(30)	—	(72)	(20)	(122)

Shareholders’ equity	359	348	300	—	659

	$1,104	$817	$705	$(7)	$1,802

(See accompanying note 21(f))

As at January 1, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Assets
Current assets
Cash and cash equivalents	$193	$137	$129	$5	$327
Restricted cash	—	5	5	(5)	—
Accounts receivable	130	24	23	(10)	143
Tax receivable	11	(1)	(1)	—	10
Inventory	120	52	49	3	172
Prepaids	—	5	5	4	9

	454	222	210	(3)	661

Non-current assets
Property, plant and equipment	794	629	591	3	1,388
Deferred income tax assets	14	—	—	(12)	2
Intangible assets	—	8	7	(7)	—
Other assets	—	22	20	23	43

	808	659	618	7	1,433

	$1,262	$881	$828	$4	$2,094

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$206	$42	$40	$—	$246
Current portion of long-term debt	—	10	9	—	9

	206	52	49	—	255

Non-current liabilities
Long-term debt	433	333	313	—	746
Accrued pension benefit liability	—	8	7	(7)	—
Reforestation obligation	—	4	4	(4)	—
Liabilities related to discontinued operations	—	2	2	(2)	—
Other liabilities	27	—	—	13	40
Deferred income tax liabilities	120	53	50	4	174

	580	400	376	4	960
Share capital	661	583	573	96	1,330
Merger reserve	—	—	—	(96)	(96)
Contributed surplus	6	2	2	—	8
Retained earnings	(190)	(156)	(131)	13	(308)
Accumulated other comprehensive income	(1)	—	(41)	(13)	(55)

Shareholders’ equity	476	429	403	—	879

	$1,262	$881	$828	$4	$2,094

(See accompanying note 21(f))

(b)	Reconciliation of the consolidated Statement of Earnings for the year ended December 31, 2014

Year ended December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Sales	$1,198	$444	$403	$—	$1,601
Cost of sales	(1,097)	—	—	(375)	(1,472)
Costs of products sold	—	(404)	(364)	364	—
Selling and administration	—	(23)	(21)	21	—
General and administrative expenses	(11)	—	—	(3)	(14)
Depreciation and amortization	(60)	(29)	(25)	—	(85)

Operating income (loss)	30	(12)	(7)	7	30

Non-operating (expense) income:
Finance costs	(30)	(27)	(23)	—	(53)
Foreign exchange loss on Ainsworth Notes	—	(29)	(28)	—	(28)
Loss on derivative financial instrument on Ainsworth Notes	—	(12)	(11)	—	(11)
Merger transaction costs	(5)	—	—	(5)	(10)
Costs related to terminated LP acquisition	—	—	—	(2)	(2)
Other	—	1	—	—	—

Loss before income tax	(5)	(79)	(69)	—	(74)
Income tax recovery	31	6	4	—	35

Earnings (loss)	$26	$(73)	$(65)	$—	$(39)

(See accompanying note 21(f))

(c)	Reconciliation of the consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2014

Year Ended December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Earnings (loss)	$26	$(73)	$(65)	$—	$(39)

Other comprehensive loss, net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(6)	(8)	(6)	—	(12)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(23)	—	—	(32)	(55)

Other comprehensive loss, net of tax	(29)	(8)	(6)	(32)	(67)

Comprehensive loss	$(3)	$(81)	$(71)	$(32)	$(106)

(See accompanying note 21(f))

(d)	Reconciliation of the consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2014

Year ended December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Share capital
Balance, beginning of year	$661	$583	$573	$96	$1,330
Issue of common shares	1	—	—	—	1

Balance, end of year	$662	$583	$573	$96	$1,331

Merger reserve
Balance, beginning and end of year	$—	$—	$—	$(96)	$(96)

Contributed surplus
Balance, beginning of year	$6	$2	$2	$—	$8
Stock-based compensation	1	—	—	—	1

Balance, end of year	$7	$2	$2	$—	$9

Retained deficit
Balance, beginning of year	$(190)	$(156)	$(131)	$13	$(308)
Earnings (loss)	26	(81)	(71)	6	(39)
Common share dividends	(116)	—	—	—	(116)

Balance, end of year	$(280)	$(237)	$(202)	$19	$(463)

Accumulated other comprehensive loss
Balance, beginning of year	$(1)	$—	$(41)	$(13)	$(55)
Other comprehensive loss	(29)	—	—	(38)	(67)

Balance, end of year	$(30)	$—	$(41)	$(51)	$(122)

Shareholders’ equity	$359	$348	$332	$(30)	$659

(See accompanying note 21(f))

(e)	Reconciliation of the consolidated Statement of Cash Flows for the year ended December 31, 2014

Year Ended December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)	$26	$(73)	$(65)	$—	$(39)
Items not affecting cash:
Depreciation and amortization	60	29	25	—	85
Deferred income tax	(35)	(6)	(4)	—	(39)
Finance costs	—	27	23	(23)	—
Foreign exchange loss on Ainsworth Notes	—	29	28	—	28
Loss on derivative financial instrument on Ainsworth Notes	—	12	11	—	11
Other items	(5)	(4)	(3)	6	(2)

	46	14	15	(17)	44
Net change in non-cash operating working capital balances	(24)	(13)	(12)	(1)	(37)
Interest paid	—	(27)	(23)	23	—
Net change in tax receivable	7	1	1	1	9

	29	(25)	(19)	6	16

Investing activities
Investment in property, plant and equipment	(75)	(29)	(26)	(6)	(107)
Investment in intangible assets	(6)	—	—	—	(6)

	(81)	(29)	(26)	(6)	(113)

Financing activities
Common share dividends paid	(115)	—	—	—	(115)
Debt issue costs	(1)	—	—	—	(1)
Repayment of equipment financing loans	—	(10)	(9)	—	(9)

	(116)	(10)	(9)	—	(125)

Foreign exchange revaluation on cash and cash equivalents held	—	1	(13)	—	(13)

Cash and cash equivalents
Decrease during year	(168)	(63)	(67)	—	(235)
Balance, beginning of year	193	142	134	—	327

Balance, end of year	$25	$79	$67	$—	$92

(See accompanying note 21(f))

(f)	Notes to the Prior Period Financial Statements Reconciliations

(i)	Functional currency

For the periods prior to March 31, 2015, Ainsworth assessed their functional currency to be Canadian dollars. For presentation purposes, all foreign-currency denominated assets and liabilities are translated at the rate of exchange prevailing at the reporting date, and all foreign-currency denominated revenues and expenses at average rates during the period. Equity items are translated at historical rates. Gain or losses on translation are included in accumulated other comprehensive income.

Upon closing of the Merger, the functional currency of Ainsworth was re-assessed and determined to be US dollars. Based on the change in functional currency, effective April 1, 2015, all foreign-currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Foreign-currency denominated non-monetary assets and liabilities, measured at historic costs, are translated at the rate of exchange at the transaction date. Foreign-currency denominated revenues and expenses are translated at average rates during the period. Equity items are translated at historical rates. Gains or losses on translation are included in earnings.

(ii)	Conformity in presentation

Amounts were reclassified to conform to Norbord’s presentation policies.

(iii)	Presentation of costs

Costs of $2 million were incurred in 2014 related to a terminated transaction between Ainsworth and Louisiana-Pacific Corporation (LP) and do not have a continuing impact on Norbord’s financial results.